SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Class A Common Stock, $.01 par value
                          Class B Common Stock, $.01 par value
                          Warrants to Purchase Class B Common
                           Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  023650 302
                                  023650 203
                                  023650 112
                                --------------
                                (CUSIP Numbers)


                             Richard J. Cooper, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               May 24, 1996
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   3,198,292
              WARRANTS               1,584,706
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   3,198,292
              WARRANTS               1,584,706
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK    13.6%
              WARRANTS                42.8%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     322,274
              WARRANTS                 159,682
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
   ____________________________________________________________
REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     322,274
              WARRANTS                 159,682
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      13.6%
              WARRANTS                  42.8%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     337,316
              WARRANTS                 167,135
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     337,316
              WARRANTS                 167,135
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   6,559,906
              WARRANTS               4,095,905
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      13.6%
              WARRANTS                  42.8%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

     This amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 21, 1996 and Amendment No. 5 filed on February 27, 1996 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 780,473 shares of Class A Common, 1,613,586 shares of Class B Common, and 1,584,706 Warrants. The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. The Class A Common held by TPG represents approximately 65.0% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The Class B Common held by TPG represents approximately 3.7% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company. The Warrants held by TPG represent approximately 16.6% of the 9,569,378 Warrants outstanding as of April 30, 1996, based on information provided by the Company, after giving effect to the cancellation of Warrants sold to the Company by Continental (as reported in the amendment to its Schedule 13D described below). Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG represent approximately 7.0% of the 45,604,085 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 78,644 shares of Class A Common, 162,592 shares of Class B Common, and 159,682 Warrants. The Class A Common held by TPG Parallel represents approximately 6.6% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The Class B Common held by TPG Parallel represents approximately 0.4% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company. The Warrants held by TPG Parallel represent approximately 1.7% of the 9,569,378 Warrants outstanding as of April 30, 1996, based on information provided by the Company, after giving effect to the cancellation of Warrants sold to the Company by Continental (as reported in the amendments to its Schedule 13D described below). Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG Parallel represent approximately 0.7% of the 44,179,061 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, Air Partners II has the sole power to vote and dispose of 82,314 shares of Class A Common, 170,181 shares of Class B Common, and 167,135 Warrants. The Class A Common held by Air Partners II represents approximately 6.9% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The Class B Common held by Air Partners II represents approximately 0.4% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company. The Warrants held by Air Partners II represent approximately 1.8% of the 9,569,378 Warrants outstanding as of April 30, 1996, based on information provided by the Company, after giving effect to the cancellation of Warrants sold to the Company by Continental (as reported in the amendment to its Schedule 13D described below). Assuming exercise of the Warrants, the Class B Common and Warrants held by Air Partners II represent approximately 0.8% of the 44,186,514 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa. As a result of these agreements and understandings, the Filing Parties, together with each of GPA, Continental and Mesa, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of GPA, Continental and Mesa is contained in separate Schedules 13D (and amendments thereto) filed by each of GPA, Continental and Mesa.

     In an amendment to its Schedule 13D filed on May 24, 1996, Continental reported that on May 23, 1996 it closed the sale of all of its 802,860 Warrants to the Company for a total of $6,531,266.10, representing an amount per Warrant equal to (a) the difference between the closing price of the Class B Common as reported on the New York Stock Exchange Composite Tape on May 16, 1996 and $12.74 (the exercise price of the Warrants), plus (b) a premium of $1.00 per warrant. In the same amendment to its
Schedule 13D, Continental reported that it continued to hold 158,569 shares of Class A Common and 317,140 shares of Class B Common.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by each of Continental, Mesa and GPA, the Filing Parties, Continental, Mesa and GPA, as a group, beneficially own 1,200,000 shares of Class A Common, 2,464,001 shares of Class B Common, and 4,095,905 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 5.6% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 42.8% of the 9,569,378 Warrants outstanding as of April 30, 1996, based on information provided by the Company, after giving effect to the cancellation of Warrants sold to the Company by Continental (as reported in the amendment to its Schedule 13D described above). Assuming exercise of the Warrants, the aggregate amount of Class
B Common and Warrants beneficially owned by the group represents approximately 13.6% of the 48,115,284 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  May 30, 1996



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                     JOINT FILING AGREEMENT


     JOINT FILING AGREEMENT, (this "Agreement"), dated as of September 1, 1994 among TPG PARTNERS, L.P., a Delaware limited partnership ("TPG"), TPG PARALLEL I, L.P., a Delaware limited partenrship ("TPG Parallel") and AIR PARTNERS II, L.P., a Texas limited partnership ("Air Partners II").

                        W I T N E S S T H

     WHEREAS, as of the date hereof, each of TPG, TPG Parallel and Air Partners II is filing a Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of America West, Inc., a Delaware corporation (the "Schedule 13D";

     WHEREAS, each of TPG, TPG Parallel and Air Partners II is individually eligible to file the Schedule 13D;

     WHEREAS, each of TPG, TPG Parallel and Air Partners II wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of TPG and AmWest, pursuant to Rule
13d-1(f)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. TPG, TPG Parallel and Air Partners II hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of TPG, TPG Parallel and Air Partners II pursuant to Rule 13d-1(f)(1)(iii) under the Exchange Act.

     2. TPG hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG Parallel or Air Partners II contained therein, unless TPG knows or has reason to know that such information is inaccurate.

     3. TPG Parallel hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG Parallel is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG Paralllel contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or Air Partners II contained therein, unless TPG Parallel knows or has reason to know that such information is inaccurate.

     4. Air Partners II hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, Air Partners II is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Air Partners II contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or TPG Parallel contained therein, unless Air Partners II knows or has reason to know that such information is inaccurate.

     5. Each of TPG, TPG Parallel and Air Partners II hereby agree that this Agreement shall be filed as an exhibit to the
Schedule 13D, pursuant to Rule 13D-1(f)(1)(iii) under the Exchange Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:     /s/ James O'Brien
                                   ---------------------------
                                Name:  James O'Brien
                                Title: Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:    /s/ James O'Brien
                                   --------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:    /s/ James O'Brien
                                   ------------------------------


                                Name:   James O'Brien
                                Title:   Vice President